EX-99.B11





                  [McCURDY & ASSOCIATES CPA'S, INC. LETTERHEAD]


As independent public accountants, we hereby consent to the use in this Post-Effective Amendment Number 4 of our report dated May 13, 1997 and to all references to our firm included in or made a part of this Post-Effective Amendment.


/s/ McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
August 25, 1997